UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Bennett Rosenthal

ACOF Management, L.P.

1999 Avenue of the Stars, Suite 1900

Los Angeles, California  90067

(310) 201-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 166,178,652

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 166,178,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,178,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 166,178,652

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 166,178,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,178,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 45.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 166,178,652

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 166,178,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,178,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,071

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,071

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,071

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,071

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,071

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,071

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,668,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,668,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,668,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares II Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,668,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,668,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,668,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,668,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,668,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,668,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Parent Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,668,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,668,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,668,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 272,029,986

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 272,029,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,029,986

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 272,029,986

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 272,029,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,029,986

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 272,029,986

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 272,029,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,029,986

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.8%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of ACOF Management, L.P., a Delaware limited partnership, filed with the Securities and Exchange Commission on May 1, 2003 and amended or supplemented by Amendment No. 1 filed on August 5, 2003,  Amendment No. 2 filed on August 29, 2003, Amendment No. 3 filed on April 22, 2004, Amendment No. 4 filed on April 19, 2004, Amendment No. 5 filed on July 14, 2004, Amendment No. 6 filed on November 1, 2004 and Amendment No. 7 filed on December 29, 2004.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and 2003 Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a Delaware  corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 3 is hereby supplemented to add the following:
Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2005 ACOF purchased 1,400,000 shares of Common Stock for consideration equal to $1,109,500; on November 14, 2005 ACOF purchased 66 shares of Preferred Stock for consideration of $79,126.83; on January 31, 2006 ACOF purchased 1,629 shares of Preferred Stock for consideration of $3,925,890.  The consideration for the purchases of the Common Stock and Preferred Stock above in the aggregate is equal to $5,114,516.83.  The working capital of ACOF was the source of the funds.

Item 4 is hereby supplemented as follows:
Item 4.	Purpose of Transaction

(a), (b), (d) and (e)  On October 14, 2005, ACOF purchased from Satellite Strategic Finance Associates LLC and Satellite Strategic Finance Partners, Ltd. (together the “Satellite Seller”) 1,400,000 shares of Common Stock for an aggregate purchase price of $1,109,500.  On November 14, 2005, pursuant to a Purchase Agreement (the “November 2005 Purchase Agreement”) by and between ACOF and Aram Ervin Kalpakian, Alicia Hurmuzian de Kalpakian and Delfina Isabel Balestra (collectively, the “Kalpakian Seller”), ACOF purchased 66 shares of the Preferred Stock for an aggregate purchase price of $79,126.83.  On January 31, 2006, ACOF purchased 1,629 shares of the Preferred Stock in a private transaction involving Whitebox Convertible Arbitrage Partners, LP and Pandora Select Partners, LP as sellers for a purchase price of $3,925,890. The consideration for the above purchases of the Common Stock and Preferred Stock in the aggregate is equal to $5,114,516.83.  ACOF acquired the Preferred Stock and the Common Stock for investment purposes.

Item 5 is hereby amended as follows:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  ACOF is the direct beneficial owner of (i) 25,877,122 shares of Common Stock and (ii) 48,325 shares of Preferred Stock, convertible into 166,178,652 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through January 31, 2006, by the conversion price of the Preferred Stock, which is $0.42 (the “Conversion Price”).  The total number of shares of Common Stock on an as-converted basis, beneficially owned by ACOF is 166,178,652 shares which equals approximately 45.2% of the outstanding Common Stock of the Issuer, assuming conversion of all the Preferred Stock owned by ACOF.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by ACOF equals approximately 24.1% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) ACOF, (ii) ACOF Management, as the general partner of ACOF, (iii) ACOF Operating Manager, L.P. (“ACOF Operating”), as the general partner of ACOF Management and the manager of ACOF, (iv) Ares Management, Inc., as the general partner of ACOF Operating, (v) Ares Management LLC (“Ares LLC”), as the direct or indirect beneficial owner of all of the partnership interests of ACOF Operating and (vi) Ares Partners Management Company, LLC (“Ares Partners Management”), as the direct or indirect beneficial owner all of the outstanding membership interests of Ares LLC, may be deemed to have the shared power to vote and dispose of the shares of Common Stock and Preferred Stock owned by ACOF.  The working capital of ACOF was the source of the funds for the purchases.  No part of the purchase price paid by ACOF was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock and Preferred Stock held by ACOF.

Ares Leveraged Investment Fund, L.P. (“Ares I”) is the direct beneficial owner of (i) 66,667,179 shares of Common Stock and (ii) a warrant to purchase 15,515,892 shares of Common Stock, which warrant became exercisable as of April 30, 2004.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 33.9% of the outstanding Common Stock of the Issuer, assuming none of the outstanding Preferred Stock has been converted.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 11.9% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares I, (ii) Ares Management, L.P. (“Ares Management”), as manager of Ares I, (iii) Ares Operating Member, LLC, as general partner of Ares Management, (iv) Ares LLC, and (v) Ares Partners Management may be deemed to have the shared power to vote and dispose of shares of Common Stock owned by Ares I.

Ares Leveraged Investment Fund II, L.P. (“Ares II”) is the direct beneficial owner of (i) 11,088,304 shares of Common Stock, and (ii) 4,333 shares of Preferred Stock, convertible into an aggregate of 23,668,263 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through January 31, 2006, by the Conversion Price.  The total number of shares of Common Stock, on an as-converted basis, beneficially owned by Ares II is 23,668,263 which equals approximately 9.9% of the outstanding

Common Stock of the Issuer, assuming conversion of all the Preferred Stock owned by Ares II.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by Ares II equals approximately 3.4% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares II, (ii) Ares II Management, L.P. (“Ares II Management”), as manager of Ares II, (iii) Ares Operating Member II, LLC (“Ares II Operating”), as general partner of Ares II Management, (iv) Ares Parent Operating Member II, LLC, as sole member of Ares II Operating, (v) Ares LLC, and (vi) Ares Partners Management Company, LLC, may be deemed to have the shared power to vote and dispose of shares of Common Stock and Preferred Stock owned by Ares II.

The filing of this statement shall not be construed as an admission that any entity is the beneficial owner of any securities covered by this Amendment.
Item 6 is hereby supplemented to add the following:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ares Corporate Opportunities Fund, L.P. (“ACOF”) executed a Representation and Release, dated as of October 6, 2005 addressed to Satellite Strategic Finance Associates LLC and Satellite Strategic Finance Partners, Ltd. (together the “Satellite Seller”) and on October 14, 2005 ACOF purchased 1,400,000 shares of Common Stock from the Satellite Seller for an aggregate purchase price of $1,109,500. The form of such Representation and Release is attached hereto as Exhibit 9 to this Amendment 8.

On November 14, 2005 ACOF entered into the November 2005 Purchase Agreement, pursuant to which ACOF purchased 66 shares of the Preferred Stock for an aggregate purchase price of $79,126.83.  The form of the November 2005 Purchase Agreement is attached hereto as Exhibit 10 to this Amendment 8.

ACOF acknowledged a letter from Whitebox Convertible Arbitrage Partners, LP and Pandora Select Partners, LP (together, the “Sellers”) and executed a Representation and Release letter to Imperial Capital, LLC and Paul, Hastings, Janofsky & Walker LLP on December 13, 2005, the forms which are attached hereto as Exhibits 11 and 12, respectively to this Amendment 8.  On January 31, 2006, ACOF purchased 1,629 shares of the Preferred Stock in a private transaction involving the Sellers.

Item 7 is hereby amended to add the following:
Item 7.	Material to Be Filed as Exhibits

Exhibit 9	Form of Representation and Release Letter, dated October 6, 2005, from ACOF to the Satellite Seller.

Exhibit 10	Form of the Purchase Agreement, dated November 14, 2005, by and between ACOF and the Kalpakian Seller.

Exhibit 11	Form of the Letter Agreement dated December 13, 2005 from Whitebox Convertible Arbitrage Partners, LP and Pandora Select Partners, LP to ACOF.

Exhibit 12	Form of the Letter Agreement dated December 13, 2005 from ACOF to Imperial Capital, LLC and Paul, Hastings, Janofsky & Walker LLP.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 2nd day of February, 2006.

ACOF MANAGEMENT, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ACOF OPERATING MANAGER, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES LEVERAGED INVESTMENT FUND, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES MANAGEMENT, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES OPERATING MEMBER, LLC

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES LEVERAGED INVESTMENT FUND II, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES MANAGEMENT II, L.P.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES OPERATING MEMBER II, LLC

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES PARENT OPERATING MEMBER II, LLC

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES MANAGEMENT, INC.

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES MANAGEMENT, LLC

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Bennett Rosenthal
Name:	Bennett Rosenthal
Title:	Vice President